Exhibit 99.1

[IDC LOGO]	IDC 5 Speen Street Framingham, MA 01701 (508) 872-8200 www.idc.com

Disclosure Form

IDC grants Seagate Technology permission to disclose the following information in registration statements filed under the Securities Act of 1933, as amended:

“According to IDC, we are the largest manufacturer of rigid disc drives in terms of unit shipments, with a 28.8% market share for the three months ended March 31, 2003 and a 29.4% market share for calendar year 2002.

According to IDC, our share of unit shipments of enterprise drives in the three months ended March 31, 2003 reached 58.1%, compared to 53.9% for calendar year 2002. In the personal storage sector, our share of unit shipments for the three months ended March 31, 2003 reached 32.5%, compared to 33.0% for calendar year 2002.

According to IDC, the total storage capacity of all rigid disc drives shipped grew by 91.3% on a compounded annual basis between 1997 and 2002, reaching 8.8 million terabytes shipped in 2002. The annual total storage capacity and number of units of all rigid disc drives to be shipped between 2003 and 2006 are expected to grow at compounded annual rates of approximately 46.6% and 11.9%, respectively, according to IDC.

IDC estimates that the total number of rigid disc drives shipped in consumer electronics applications will reach 47.7 million units in 2006.”

It is understood by IDC and Seagate Technology that the information will not be sold.

It is further understood that IDC will be credited as the source of publication. The original date of publication of the above referenced data was April 2003.

/S/ DENNIS PHILBIN	June 27, 2003

Dennis Philbin Senior Vice-President IDC	Date